UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Interim Results for the six months to 30th June 2025 (Unaudited)

1st August 2025	Continued strategic and operational progress against medium term strategy. On track to deliver 2025 guidance with stronger growth expected in H2.

Financial Highlights

£m	H1 2025	vs H1 2024	£m	H1 2025	H1 2024
Business performance			Statutory results
Sales	1,722	+2% 1	Sales	1,722	1,754
Adjusted operating profit	242	+2% 1	Operating profit	240	219
Operating cash flow	126	£(3)m	Profit for the period	166	158
Free cash flow	156	+£129m	Net cash generated from operations	188	185
Adjusted earnings per share	24.5p	(4)%2	Basic earnings per share	24.8p	23.1p

Highlights

●	Group sales1 up 2% underlying with each business unit performing broadly in line with our expectations.
●	Adjusted operating profit1 up 2% underlying to £242m.
●	Strong free cash performance up £129m to £156m, including the receipt of £114m State Aid tax recovery.
●	Interim dividend up 5% and £350m share buyback well underway, with ongoing balance sheet strength.
●	On track to deliver 2025 guidance with stronger growth expected in H2.
●	Continued strategic and operational progress, including:
	o	Strategic partnerships with Microsoft, AWS, and most recently, Google Cloud, progressing AI transformation agenda (link here);
	o	Enterprise business building momentum, with new partners such as HCLTech (link here);
	o	Continuing to develop product suite and apply innovative technologies including new "Go Deeper" feature within our AI-powered study tools and launch of Pearson English Express Test (link here);
	o	Accelerating access to adjacent markets, with a strategic collaboration with McGraw Hill in formative assessments (link here);
	o	Completed the acquisition of eDynamic Learning, adding a core pillar to our Early Careers strategy (link here).

Omar Abbosh, Pearson's Chief Executive, said:

"We are on track to deliver the three priorities we set out for the year, with performance to date in line with our expectations, and are confident of stronger growth in the second half. We are making rapid progress with bringing AI-powered products to market and are scaling and enhancing our enterprise business with a range of new partnerships and deals. Our sharp focus on rigorous execution and continuous innovation is driving progress against our strategy, improving Pearson's agility, efficiency and resilience, and positioning us to deliver consistent mid-single digit sales growth over the medium term."

Group sales1 up 2% underlying in H1 2025

●
Assessment & Qualifications sales were up 2% with strong growth in Clinical Assessments and UK & International Qualifications, partially offset by declines in Pearson VUE and US Student Assessment. Pearson VUE decline was driven by the pause in a contract delivered in 2024 which will recommence in H2 2025, and headwinds in PDRI, which has been impacted by US federal government hiring and spend reductions which we expect to continue in the second half.

●
Virtual Learning sales were down 1%, as expected, due to the final portion of the impact of previously announced school losses. 2024/25 academic year enrolments increased 5% in the Spring semester on a same school basis, with favourable retention trends, underpinning our confidence in returning to growth in H2.

●
Higher Education sales were up 4%, benefiting from growth in Inclusive Access of 21% and US digital subscriptions of 3%. We continued to see good monetisation of our Study Prep tool, formerly known as Channels, and ongoing engagement with our AI-powered study tools.

●
English Language Learning sales were down 3%, in line with expectations, with Institutional impacted by a strong comparator period in H1 2024.  Pearson Test of English (PTE) was flat against the prior period, performing well against a tough market backdrop.

●	Enterprise Learning & Skills sales were up 4%, with another solid performance in Vocational Qualifications and Enterprise Solutions building momentum.

Adjusted operating profit1 up 2% on an underlying basis to £242m

●	Underlying performance driven by operating leverage on sales growth partially offset by inflation.
●
On a headline basis, profit was down 3% with positive underlying performance more than offset by translation currency headwinds. First half adjusted profit margin was flat against the prior period at 14% (H1 2024: 14%).

●	Adjusted net finance costs increased to £24m (H1 2024: £21m). The effective tax rate on adjusted profit before tax increased to 24.5% (H1 2024: 23.6%).
●
Adjusted earnings per share declined to 24.5p (H1 2024: 25.6p) with positive underlying trading performance, and a reduction in share count due to the share buyback programmes, more than offset by currency headwinds and increased interest.

Good cash performance

●	Operating cash flow was in line with the prior period at £126m (H1 2024: £129m) with continued good working capital management offsetting currency headwinds.
●	Free cash flow was again strong up £129m to £156m (H1 2024: £27m) given the operating cash performance and the receipt of £114m State Aid tax recovery, inclusive of interest, in the period.

Strong balance sheet supporting continued investment and shareholder returns

●	Net debt decreased £0.2bn to £1.0bn at 30th June 2025 (H1 2024: £1.2bn) as free cash flow was partially offset by dividends and the share buyback.
●	Proposed interim dividend of 7.8p (H1 2024: 7.4p), represents an increase of 5%.
●	Previously announced £350m share buyback programme well underway and is expected to complete in H2. As at 30th June 2025, £169m of shares had been repurchased representing 48% of the total programme.
●	Secured new three-year, $800m revolving credit facility, enhancing our liquidity and strategic flexibility.

Statutory results

●	Sales decreased 2% on a headline basis to £1,722m (H1 2024: £1,754m) with currency movements partially offset by positive underlying business performance.
●
Statutory operating profit increased 10% on a headline basis to £240m (H1 2024: £219m) driven by operating leverage on sales growth, gains on disposals and the reversal of impairments on property assets, partially offset by inflation and currency headwinds.

●	Net cash generated from operations of £188m (H1 2024: £185m).
●	Statutory earnings per share of 24.8p (H1 2024: 23.1p).

Continued operational and strategic progress

Driving performance in the core business

●
In Assessment & Qualifications, Pearson VUE won several new contracts with continued strong customer retention supporting future growth. US Student Assessment also successfully renewed and extended several key contracts in the period. In UK & International Qualifications we continued to scale internationally. In Clinical Assessments we expanded our customer set with our first statewide adoption of our digital offering. The application of AI across our products continued with the launch of an AI-powered GCSE Exam Practice Assistant, as part of our collaboration with AWS.

●
In Virtual Learning, we completed the rollout of our new enrolment portal which we expect to support sales growth in the second half of the year. We are also embedding our career academies across the network ahead of fall back to school and are on track to open two new schools in H2 taking our total number of schools up to 42. We also successfully secured all six of our long term school contracts being renewed in H1. We continue to apply innovative technologies through integrating AI into our study tools, driving higher course scores and end-of-semester pass rates.

●
In Higher Education, we continued to build upon the successful monetisation of our Study Prep tool which we expanded into international markets in the first half of this year. We continue to rollout our AI-powered study tools across disciplines - including our new "Go Deeper" feature, which further supports students with engagement, new cognitive skills and higher order learning outcomes.

●
In English Language Learning, we announced a partnership with BorderPass, expanding our PTE go-to-market reach for international students and skilled migrants in Canada. We are also launching our new Pearson English Express Test which expands our addressable market, responding to demand for a trusted, accessible test for US-bound learners. Within Institutional we continue to expand internationally with customer wins in LATAM. We continue to make progress on the application of innovative technologies with the recent launch of AI-powered Smart Lesson Generator and Digital Language Tutor.

●
In Enterprise Learning & Skills, Vocational Qualifications delivered a solid performance in the period with several new contract wins supporting pipeline growth, including apprenticeship courses with the UK Ministry of Defence, T Levels in Health and Science, and International BTEC expansion. Within Enterprise Solutions we announced strategic partnerships with Microsoft, AWS and Google Cloud and are building momentum in our Enterprise approach, with new partners such as HCLTech.  We have made enhancements to our talent assessment platform, TalentLens, through combining capabilities with PDRI's secure and scalable Palladium offering. We have also enabled third party credential uploads onto the Credly platform, to advance our goal of Credly becoming the most complete source of verified learning and skills data globally.

Progress in unlocking faster growth adjacent market opportunities

●
Higher Education recently completed the acquisition of eDynamic Learning, a leading Career and Technical Education (CTE) curriculum solutions provider for an enterprise value of $225m, enabling us to broaden capabilities and scale our position in the fast-growing Early Careers space.

●
We have operationalised our dedicated K-12 sales team within Higher Education, enabling us to expand and strengthen customer relationships with US school administrators as the demand for college and career readiness programmes grows.

●	Pearson VUE successfully launched the Pearson Skilling Suite and continues to make progress building out its test prep business.
●
Within US Student Assessment we announced an exclusive partnership with McGraw Hill to integrate our leading interim assessment capabilities directly into McGraw Hill's K-12 curriculum solutions, unlocking go-to-market opportunities in formative assessment.

Outlook

Reaffirm 2025 guidance

●
We continue to expect sales growth and adjusted operating profit in line with market expectations4 for 2025 with stronger sales growth in H2, in particular in Q4. We outline our 2025 guidance later in this release.

●	The acquisition of eDynamic Learning is not expected to have a material impact to 2025 guidance given near term integration costs and the acquisition accounting for deferred revenue.

Medium term outlook

●
Beyond 2025, Pearson is positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion5, in the region of 90% to 100%, on average, across the period.

Contacts

Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805
Results event	Pearson's Interim Results presentation will be held today at 08:30 (BST). Register to join session virtually (link here).

About Pearson

At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Operational review

£m	H1 2025	H1 20243	Headline growth	Underlying growth1
Sales
Assessment & Qualifications	802	811	(1)%	2%
Virtual Learning	242	254	(5)%	(1)%
Higher Education	337	336	0%	4%
English Language Learning	171	188	(9)%	(3)%
Enterprise Learning & Skills	170	165	3%	4%
Total	1,722	1,754	(2)%	2%

Adjusted operating profit/(loss)
Assessment & Qualifications	170	187	(9)%	(6)%
Virtual Learning	39	31	26%	32%
Higher Education	(3)	(7)	57%	75%
English Language Learning	(7)	4	(275)%	(200)%
Enterprise Learning & Skills	43	35	23%	20%
Total	242	250	(3)%	2%

1Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 6 and 12.
2 Headline growth rate.
3In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning & Skills, incorporating our IT Pro business which was previously in Higher Education. Comparative figures have been restated to reflect the move between segments, resulting in £22m of sales and £6m of adjusted operating profit being transferred from Higher Education to Enterprise Learning & Skills for the six months ended 30 June 2024. The full year 2024 impact is £45m of sales and £12m of adjusted operating profit.

Assessment & Qualifications

In Assessment & Qualifications, sales increased 2% on an underlying basis and declined 1% on a headline basis due to currency movements offsetting trading. Adjusted operating profit decreased 6% in underlying terms due to operating leverage on sales growth more than offset by cost phasing, and 9% in headline terms due to this and currency movements.

Pearson VUE sales declined 3% on an underlying basis driven by the pause in a contract delivered in 2024 which will recommence in H2 2025, and headwinds in PDRI, which has been impacted by US federal government hiring and spend reductions which we expect to continue in the second half.

In US Student Assessment, sales decreased 1% in underlying terms due to changes in timing of delivery.

In Clinical Assessment, sales increased 11% in underlying terms due to the continued traction of our products in the market, pricing and digital product growth.

In UK and International Qualifications, sales increased 10% in underlying terms driven by volume, pricing and strong International growth.

Virtual Learning

Virtual Learning sales were down 1% on an underlying basis, as expected, due to the final portion of the impact of previously announced school losses. On a headline basis sales were down 5% due to this and currency movements. 2024/25 academic year enrolments increased 5% in the Spring semester on a same school basis and grew 7% including new school openings. We have also seen favorable retention trends in H1. Adjusted operating profit increased 32% in underlying terms driven by cost savings and phasing partially offset by trading, and increased 26% in headline terms due to this and currency movements.

Higher Education

In Higher Education, sales increased 4% on an underlying basis, benefitting from growth in Inclusive Access of 21% and US digital subscriptions of 3%. We continued to see good monetisation of our Study Prep tool and ongoing engagement with our AI study tools. Sales were flat on a headline basis as underlying growth was offset by currency movements. Adjusted operating profit increased in underlying terms driven by operating leverage on sales growth, with the headline result also reflecting currency movements.

English Language Learning

In English Language Learning, sales were down 3% on an underlying basis, in line with expectations, with our Institutional business performing well in Q2 but impacted by a strong comparator period in H1 last year. PTE sales were flat, performing well against a tough market backdrop, with volumes decreasing 10%. Sales were down 9% on a headline basis due to this and currency movements. Adjusted operating profit decreased due to the decline in trading and decreased in headline terms due to this and currency movements.

Enterprise Learning & Skills

In Enterprise Learning & Skills, sales were up 4% on an underlying basis and 3% on a headline basis. Adjusted operating profit increased by 20% in underlying terms due to operating leverage on sales and increased 23% in headline terms due to this and currency movements.

Vocational Qualifications delivered solid growth while Enterprise Solutions improved quarter on quarter as we build momentum in our Enterprise approach and related sales capability, including new wins such as HCLTech.

2025 guidance summary

Underlying Sales growth	Group	In line with market expectations4 with stronger sales growth in H2, in particular in Q4.
	Assessment & Qualifications	Sales to grow low to mid-single digit. Growth will be H2 weighed, in particular to Q4, due to new and renewed contracts and the new test prep business.
	Virtual Learning	Return to growth in H2, and for the full year, driven by enrolment increases, partially from new school openings, for the 25/26 academic year.
	Higher Education	Sales growth in 2025 will be higher than in 2024 as we build on the successful results of our sales team transformation and product innovations, particularly using AI.
English Language Learning
Sales growth will moderate given the impacts of elections on immigration rates in 2025 affecting our PTE business, which is expected to decline in the year. We expect growth to be H2 weighted, in particular to Q4. We remain confident in the medium term outlook given demographic projections.

Enterprise Learning & Skills
Sales to grow high single digit with Vocational Qualifications seeing solid growth and the addition of several new contracts for Enterprise Solutions. Growth will increase quarter on quarter supported by recent customer annoucements and pipeline activity.

Group Profit	Adjusted Operating Profit	In line with market expectations4.
	Interest	Adjusted net finance costs of c.£65m.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be between 24% and 25%.
Cash flow		We expect a free cash flow conversion5 of 90-100% plus the £0.1bn State Aid repayment which was received in full during Q1 2025.
FX		Every 1c movement in GBP:USD rate equates to approximately £5m adjusted operating profit impact.

42025 consensus on the Pearson website dated 27th January 2025; underlying sales growth 4.4%, adjusted operating profit of £656m at £:$ 1.23.  Taking the average FX rate for H1 2025 (£:$1.31) and assuming the July 2025 month end rate of (£:$1.32) for the rest of the year, results in an implied FX rate for the full year of £:$1.32. This results in an updated adjusted operating profit of c.£611m.
5Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Exchange rates	H1 2025	H1 2024	FY 2024
£:$
Average rate for profits	1.31	1.26	1.28
Period end rate	1.37	1.26	1.25

FINANCIAL REVIEW

Operating result

Sales for the six months to 30 June 2025 decreased on a headline basis by £32m or 2% from £1,754m for the six months to 30 June 2024 to £1,722m for the same period in 2025 and adjusted operating profit decreased by 3% on a headline basis to £242m in the first half of 2025 compared to £250m in the first half of 2024 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2025 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied, when relevant. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in 2024 or 2025 and by ensuring the contribution from acquisitions is comparable year on year. For prior year acquisitions, the corresponding pre-acquisition period is excluded from the current year. Portfolio changes mainly relate to the disposal of Copp Clark in 2025.

On an underlying basis, sales increased by 2% in the first six months of 2025 compared to the equivalent period in 2024 and adjusted operating profit increased by 2%. Currency movements decreased sales by £58m and adjusted operating profit by £11m, and portfolio changes had no impact on sales and decreased adjusted operating profit by £1m. There were no new accounting standards adopted in the first half of 2025 that impacted sales or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation, when relevant, property charges and one off-costs related to the UK pension scheme. A summary of these adjustments is included below and in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Operating profit	240	219	541
Add back: Cost of major reorganisation	-	-	(2)
Add back: Intangible charges	20	20	41
Add back: UK pension discretionary increase	-	5	13
Add back: Other net gains and losses	(7)	6	7
Add back: Property charges	(11)	-	-
Adjusted operating profit	242	250	600

Costs of major reorganisation - In the first half of 2025 and 2024, there were no costs of major reorganisation. In the second half of 2024, there was a release of £2m relating to amounts previously accrued.

Intangible amortisation charges to the end of June 2025 were £20m compared to a charge of £20m in the equivalent period in 2024.

UK pension discretionary increases in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such amounts in 2025.

Other net gains and losses in 2025 relate to the gain on disposal of a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to prior year acquisitions and disposals. Other net gains and losses in 2024 relate to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate.

Property charges in 2025 are a gain of £11m, relating to reversals of impairments of property assets that were previously impaired through property charges. There are no such amounts in 2024.

The reported operating profit of £240m in the first half of 2025 compares to a profit of £219m in the first half of 2024. The increase has been driven by operating leverage on sales growth, gains on disposals and the reversal of impairments on property assets, partially  offset by inflation and unfavourable foreign exchange movements.

Due to seasonal bias in some of the Group's businesses, Pearson typically makes a higher proportion of its profits and operating cash flows in the second half of the year.

Net finance costs

Net finance costs increased on a headline basis from a net cost of £7m in the first half of 2024 to a net cost of £22m in the same period in 2025. The increase is primarily due to increased borrowing costs as a result of the bond issued in September 2024 and losses on derivatives held at fair value through profit and loss (FVTPL) compared to gains in 2024, offset by reduced fees related to drawings on the revolving credit facility and an increase in returns on cash deposits.

Adjusted net finance costs reflected in adjusted earnings to 30 June 2025 was £24m, compared to a net cost of £21m in the first half of 2024. The increase is primarily due to increased borrowing costs as a result of the bond issued in September 2024, offset by reduced fees related to drawings on the revolving credit facility and an increase in returns on cash deposits.

In the period to 30 June 2025, the total of items excluded from adjusted earnings was net income of £2m compared to net income of £14m in the first half of 2024. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The reported tax on statutory earnings for the six months to 30 June 2025 was a charge of £52m compared to a charge of £54m in the period to 30 June 2024. This equates to an effective tax rate of 23.9% (2024: 25.5%), with the reduction from prior year principally being due to an impairment reversal which is not taxable.

The total adjusted tax charge for the period was £54m (2024: £54m), corresponding to an effective tax rate on adjusted profit before tax of 24.5% (2024: 23.6%). For a reconciliation of the adjusted measure see note 4 to the condensed consolidated financial statements.

In the first half of 2025, there was a net tax receipt of £35m (2024: £69m net tax payment). This includes a £97m repayment from HMRC in respect of the State Aid matter, with an additional £17m of associated interest also received in the period, classified within interest received in the cash flow statement. This repayment is a result of the Court of Justice of the European Union ('CJEU') handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') did not constitute State Aid, thereby resulting in a refund of the £97m of tax paid (plus £17m of interest) under the Charging Notices issued by HMRC in 2021. The balance excluding the State Aid repayment, principally relates to tax payments in the US and the UK.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £263m at 30 June 2025 compares to a loss at 30 June 2024 of £9m. The loss in 2025 arises from an overall weakening of the majority of currencies to which the Group is exposed, in particular the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar closing rate at 30 June 2025 was £1:$1.37 compared to the opening rate of £1:$1.25. At the end of June 2024, the US dollar rate was £1:$1.26 compared to the opening rate of £1:$1.27.

Also included in other comprehensive income at 30 June 2025 is an actuarial loss of £12m in relation to retirement benefit obligations. The loss arises largely from losses on assets and experience losses, offset by a decrease in liabilities driven by lower long-term inflation rates. The loss in 2025 compares to an actuarial gain at 30 June 2024 of £1m.

Fair value losses of £6m (2024: losses of £4m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income (FVOCI).

Cash flow and working capital

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 12 to the condensed consolidated financial statements). Operating cash flow decreased on a headline basis by £3m from an inflow of £129m in the first half of 2024 to an inflow of £126m in the first half of 2025. The decrease is largely explained by good working capital management offset by unfavourable FX movements.

The equivalent statutory measure, net cash generated from operations, was an inflow of £188m in 2025 compared to an inflow of £185m in 2024. Compared to operating cash flow, this measure includes reorganisation costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In the first half of 2025, reorganisation cash outflow was £nil compared to £5m in the same period in 2024.

Free cash flow increased on a headline basis by £129m from £27m in 2024 to £156m in 2025. When compared to operating cash flow, free cash flow includes tax paid/received, net finance costs paid and net costs paid for major reorganisation. The increase year on year is mainly due to the receipt of monies in respect of the State Aid tax matter.

In the first half of 2025, there was an overall decrease of £196m in cash and cash equivalents from £543m at the end of 2024 to £347m at 30 June 2025. The decrease in 2025 is primarily due to the cash inflow from operations of £188m, net tax received of £35m and net proceeds from borrowings of £46m, offset by dividends paid of £110m, share buyback programme payments of £158m, own share purchases of £72m, capital expenditure on property, plant, equipment and software of £62m and payments of lease liabilities of £38m.

Liquidity and capital resources

The Group's net debt increased from £853m at the end of 2024 to £1,027m at the end of June 2025. The increase is largely due to free cash flow of £156m including the State Aid repayment which are more than offset by the share buyback programme, other own share purchases and dividend payments. In May 2025, the Group repaid its €300m bond and closed out various related derivatives. In June 2025, the Group secured a new three-year, $800 million revolving credit facility (RCF). This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group's existing RCF. At 30 June 2025, the Group had drawn £300m on its Revolving Credit Facilities.

At 30 June 2025, the Group had approximately £1.2bn in total liquidity immediately available from cash and its RCFs maturing February and June 2028. In assessing the Group's ability to continue as a going concern for the period until 31 December 2026, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2025, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2026. In all scenarios, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £21m in the period to 30 June 2025 (30 June 2024: £30m) of which a charge of £33m (30 June 2024: £41m) was reported in operating profit and income of £12m (30 June 2024: £11m) was reported against other net finance costs. In the period to 30 June 2024, a charge of £5m related to one-off discretionary pension increases was excluded from adjusted operating profit, with no such amounts in 2025.

The overall surplus on UK Group pension plans of £484m at the end of 2024 has decreased to a surplus of £482m at the end of June 2025. The decrease has arisen principally due to asset returns being lower than expected and inflation over the period being slightly higher than was expected at the beginning of the year. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £450m at the end of 2024 to a net asset of £453m at the end of June 2025.

Businesses acquired and disposed

The Group made no acquisitions of subsidiaries in the first half of 2025 or 2024. The cash outflow in the first half of 2025 relating to acquisition of subsidiaries was £4m arising from the payment of deferred consideration in respect of prior year acquisitions. The cash outflow in the first half of 2024 relating to acquisitions of subsidiaries was £38m, arising from the payment of deferred consideration in respect of prior year acquisitions, mainly Credly and Mondly, which were acquired in 2022. In addition, there was a cash outflow relating to investments of £5m (2024: £7m).

The Group disposed of Copp Clark in the first half of 2025 for consideration of £9m, resulting in a gain on disposal of £8m, which has been recorded within other net gains and losses. There were no disposals of subsidiaries in the first half of 2024. In 2025, the cash inflow relating to the disposal of businesses was £9m (2024: outflow of £6m).

On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP ('eDynamic Learning'), a leading Career and Technical Education (CTE) curriculum solutions provider, having obtained all necessary approvals. Since the acquisition closed subsequent to the half year date, it has not been reflected in the interim financial statements. For further details, see note 15 to the condensed consolidated financial statements.

Dividends

The dividend accounted for in the six months to 30 June 2025 is the final dividend in respect of 2024 of 16.6p. An interim dividend for 2025 of 7.8p was declared by the Board in July 2025 and will be accounted for in the second half of 2025. The interim dividend will be paid on 15 September 2025 to shareholders who are on the register of members at close of business on 15 August 2025 (the Record Date). Shareholders may elect to reinvest their dividend in the Dividend Reinvestment Plan (DRIP). The last date for receipt of DRIP elections and revocations will be 22 August 2025. A Dividend Reinvestment Plan (DRIP) is provided by our Registrar, Computershare Investor Services. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.computershare.com/Investor

Share buyback

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. In the first half of 2025, c15m shares have been bought back at a cash cost of £158m. A £18m liability for the remainder of the first tranche of the programme plus related costs has been accrued as at 30 June 2025. The nominal value of the cancelled shares of £3m has been transferred to the capital redemption reserve. In the period from 1 to 30 July 2025, an additional c4m of shares have been repurchased.

Principal risks and uncertainties

In the 2024 Annual Report and Accounts, we set out our assessment of the principal risk issues that face the business under the categories: accreditation risk, artificial intelligence, content and channel risks, capability risk, competitive marketplace, customer expectations, portfolio change, and reputation and responsibility. We also noted in our 2024 Annual Report and Accounts that the Group continues to closely monitor significant near-term and emerging risks which have been identified as climate transition, economic changes, tax, sanctions and geopolitics.

The principal risks and uncertainties are summarised below. The selection of principal risks will be reviewed in the second half of the year alongside the Group's long-term strategic planning process. However, these risks have not changed materially from those detailed in the 2024 Annual Report.

Accreditation Risk

Termination or modification of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries, and professional associations, reducing their eligibility for funding or attractiveness to learners. Awarding bodies may also require modification of tests to continue to receive accreditation which may reduce the convenience to learners or increase the cost of delivery.

Artificial Intelligence, Content and Channel Risk

The risk that our intellectual property is harder to protect as a result of increased content generation through artificial intelligence and that our content and method of delivery (channel) is, or is perceived to be, insufficiently differentiated in terms of outcomes or learner experience.

Capability Risk

Inability to meet our contractual obligations or to transform as required by our strategy, due to infrastructure, systems or organisational challenges.

Competitive Marketplace

Significant changes in our target markets could make those markets less attractive. This could be due to significant changes in demand or in supply, which impact the addressable market, market share and margins (e.g. changes in enrolments, in-sourcing of learning and assessment by customers, open educational resources, a shift from in-person to virtual learning or vice versa, or innovations in areas such as generative AI).

Customer Expectations

Rising end-user expectations increase the need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Portfolio Change

Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key business units and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.

Reputation and Responsibility

Reputational and responsibility risks involve failing to meet obligations and demands of key stakeholders, including legal, regulatory, ethical and behavioural expectations. These risks extend beyond direct consequences to include broader societal and cultural perceptions.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2025

all figures in £ millions	note	2025	2024	2024
		half year	half year	full year

Continuing operations

Sales	2	1,722	1,754	3,552
Cost of goods sold		(843)	(875)	(1,741)
Gross profit		879	879	1,811

Operating expenses		(645)	(654)	(1,265)
Other net gains and losses	2	7	(6)	(7)
Share of results of joint ventures and associates		(1)	-	2
Operating profit	2	240	219	541

Finance costs	3	(47)	(57)	(112)
Finance income	3	25	50	81
Profit before tax		218	212	510
Income tax	4	(52)	(54)	(75)
Profit for the period		166	158	435

Attributable to:
Equity holders of the company		164	157	434
Non-controlling interest		2	1	1

Earnings per share from continuing operations (in pence per share)
Basic	5	24.8p	23.1p	64.5p
Diluted	5	24.5p	22.8p	63.5p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2025

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Profit for the period	166	158	435

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(263)	(9)	(35)
Attributable tax	(1)	-	2

Items that are not reclassified to the income statement
Fair value loss on other financial assets	(6)	(4)	(2)
Attributable tax	-	-	-

Remeasurement of retirement benefit obligations	(12)	1	5
Attributable tax	3	-	(2)
Other comprehensive expense	(279)	(12)	(32)
Total comprehensive (expense) / income	(113)	146	403

Attributable to:
Equity holders of the company	(114)	145	402
Non-controlling interest	1	1	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2025

all figures in £ millions	note	2025	2024	2024
		half year	half year	full year

Property, plant and equipment		203	207	216
Investment property		74	75	77
Intangible assets	9	2,809	3,050	3,026
Investments in joint ventures and associates		11	11	12
Deferred income tax assets		48	34	52
Financial assets - derivative financial instruments		16	4	20
Retirement benefit assets		488	491	491
Other financial assets		126	141	141
Income tax assets		-	41	4
Trade and other receivables		108	134	125
Non-current assets		3,883	4,188	4,164

Intangible assets - product development		873	941	947
Inventories		71	89	74
Trade and other receivables		999	1,081	1,030
Financial assets - derivative financial instruments		38	55	31
Current income tax assets		14	23	103
Cash and cash equivalents (excluding overdrafts)		347	332	543
Current assets		2,342	2,521	2,728

Assets classified as held for sale		-	-	-
Total assets		6,225	6,709	6,892

Financial liabilities - borrowings	10	(1,426)	(1,300)	(1,157)
Financial liabilities - derivative financial instruments		(3)	(3)	(4)
Deferred income tax liabilities		(68)	(56)	(63)
Retirement benefit obligations		(35)	(42)	(41)
Provisions for other liabilities and charges		(11)	(14)	(13)
Other liabilities		(64)	(65)	(83)
Non-current liabilities		(1,607)	(1,480)	(1,361)

Trade and other liabilities		(902)	(1,036)	(1,054)
Financial liabilities - borrowings	10	(62)	(313)	(315)
Financial liabilities - derivative financial instruments		(11)	(44)	(54)
Current income tax liabilities		(13)	(15)	(32)
Provisions for other liabilities and charges		(25)	(10)	(23)
Current liabilities		(1,013)	(1,418)	(1,478)

Liabilities classified as held for sale		-	-	-
Total liabilities		(2,620)	(2,898)	(2,839)

Net assets		3,605	3,811	4,053

Share capital		163	167	166
Share premium		2,652	2,644	2,649
Treasury shares		(22)	(15)	(7)
Reserves		796	1,000	1,230
Total equity attributable to equity holders of the company		3,589	3,796	4,038
Non-controlling interest		16	15	15
Total equity		3,605	3,811	4,053

The condensed consolidated financial statements were approved by the Board on 31 July 2025.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2025

	Equity attributable to equity holders of the company
	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
all figures in £ millions
2025 half year
At 1 January 2025	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053
Profit for the period	-	-	-	-	-	-	164	164	2	166
Other comprehensive income / (expense)	-	-	-	-	(6)	(262)	(10)	(278)	(1)	(279)
Total comprehensive income / (expense)	-	-	-	-	(6)	(262)	154	(114)	1	(113)
Equity-settled transactions1	-	-	-	-	-	-	14	14	-	14
Issue of ordinary shares	-	3	-	-	-	-	-	3	-	3
Buyback of equity	(3)	-	-	3	-	-	(178)	(178)	-	(178)
Purchase of treasury shares	-	-	(64)	-	-	-	-	(64)	-	(64)
Release of treasury shares	-	-	49	-	-	-	(49)	-	-	-
Dividends	-	-	-	-	-	-	(110)	(110)	-	(110)
At 30 June 2025	163	2,652	(22)	44	(20)	114	658	3,589	16	3,605

1.   Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2025

	Equity attributable to equity holders of the company
	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
all figures in £ millions
2024 half year
At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
Profit for the period	-	-	-	-	-	-	157	157	1	158
Other comprehensive income / (expense)	-	-	-	-	(4)	(9)	1	(12)	-	(12)
Total comprehensive income / (expense)	-	-	-	-	(4)	(9)	158	145	1	146
Equity-settled transactions1	-	-	-	-	-	-	16	16	-	16
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	(7)	-	-	7	-	-	(204)	(204)	-	(204)
Purchase of treasury shares	-	-	(30)	-	-	-	-	(30)	-	(30)
Release of treasury shares	-	-	34	-	-	-	(34)	-	-	-
Dividends	-	-	-	-	-	-	(107)	(107)	-	(107)
At 30 June 2024	167	2,644	(15)	40	(16)	402	574	3,796	15	3,811

1.     Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2025

	Equity attributable to equity holders of the company
	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
all figures in £ millions
2024 full year
At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
Profit for the period	-	-	-	-	-	-	434	434	1	435
Other comprehensive income / (expense)	-	-	-	-	(2)	(35)	5	(32)	-	(32)
Total comprehensive income / (expense)	-	-	-	-	(2)	(35)	439	402	1	403
Equity-settled transactions1	-	-	-	-	-	-	37	37	-	37
Tax on equity-settled transactions	-	-	-	-	-	-	11	11	-	11
Issue of ordinary shares	-	7	-	-	-	-	-	7	-	7
Buyback of equity	(8)	-	-	8	-	-	(204)	(204)	-	(204)
Purchase of treasury shares	-	-	(33)	-	-	-	-	(33)	-	(33)
Release of treasury shares	-	-	45	-	-	-	(45)	-	-	-
Dividends	-	-	-	-	-	-	(156)	(156)	-	(156)
At 31 December 2024	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053

1.     Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2025

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Cash flows from operating activities
Profit before tax	218	212	510
Net finance costs	22	7	31
Depreciation and impairment - PPE, investment property and assets held for sale	28	40	77
Amortisation and impairment - software	57	61	117
Amortisation and impairment - acquired intangible assets	20	20	41
Other net gains and losses	(7)	5	5
Product development capital expenditure	(125)	(130)	(284)
Product development amortisation	139	144	291
Share-based payment costs	22	23	44
Change in inventories	(1)	1	15
Change in trade and other receivables	(37)	(34)	32
Change in trade and other liabilities	(122)	(164)	(99)
Change in provisions for other liabilities and charges	2	(12)	(1)
Other movements	(28)	12	32
Net cash generated from operations	188	185	811
Interest paid	(31)	(41)	(65)
Tax received / (paid)	35	(69)	(119)
Net cash generated from operating activities	192	75	627
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(4)	(38)	(39)
Purchase of investments	(5)	(7)	(7)
Purchase of property, plant and equipment	(14)	(18)	(33)
Purchase of intangible assets	(48)	(40)	(91)
Disposal of subsidiaries, net of cash disposed	9	(6)	(7)
Proceeds from sale of property, plant and equipment	3	6	6
Lease receivables repaid including disposals	9	9	18
Interest received	26	13	20
Dividends received	-	-	2
Net cash used in investing activities	(24)	(81)	(131)
Cash flows from financing activities
Proceeds from issue of ordinary shares	3	2	7
Buyback of equity	(158)	(278)	(318)
Settlement of share based payments	(72)	(37)	(40)
Repayment of borrowings	(304)	-	(921)
Proceeds from borrowings	350	495	1,265
Repayment of lease liabilities	(38)	(39)	(78)
Dividends paid to company's shareholders	(110)	(107)	(156)
Net cash (used in) / generated from financing activities	(329)	36	(241)
Effects of exchange rate changes on cash and cash equivalents	(35)	(7)	(21)
Net (decrease) / increase in cash and cash equivalents	(196)	23	234
Cash and cash equivalents at beginning of period	543	309	309
Cash and cash equivalents at end of period	347	332	543

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority and in accordance with UK-adopted IAS 34 'Interim Financial Reporting'. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2024, which were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 and in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRS accounting standards as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2024 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. No new standards and interpretations that apply to annual reporting periods beginning on or after 1 January 2025 have had a material impact on the financial position of the Group.

In assessing the Group's ability to continue as a going concern for the period until 31 December 2026, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2024, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2026. At 30 June 2025, the Group had available liquidity of c£1.2bn, comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities (RCFs) maturing February and June 2028, but which have options to extend the maturities until 2030. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence and to meet its liabilities as they fall due for the assessment period to 31 December 2026. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2024 Annual Report.

The financial information for the year ended 31 December 2024 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2024 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006. The condensed consolidated financial statements and related notes for the six months to 30 June 2025 are unaudited but have been reviewed by the auditors and their independent review opinion is included at the end of these condensed consolidated financial statements.

Operating segments - In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning and Skills, incorporating our IT Pro business which was previously within Higher Education. Comparative figures for 2024 have been restated to reflect this move between segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

1.     Basis of preparation continued

Share buy back - On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. Refer to the financial review for an update on the amounts bought back during the period.

2.     Segment information

The Group has five main global business units, which are each considered separate operating segments for management and reporting purposes. These five business units are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Enterprise Learning and Skills. In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning and Skills, incorporating our IT Pro business which was previously within Higher Education. Comparative figures have been restated to reflect the move between segments, resulting in £22m of sales and £6m of adjusted operating profit being transferred from Higher Education to Enterprise Learning and Skills for the six months ended 30 June 2024 and £45m of sales and £12m of adjusted operating profit for the year ended 31 December 2024.

all figures in £ millions	2025	20241	20241
	half year	half year	full year

Sales
Assessment & Qualifications	802	811	1,591
Virtual Learning	242	254	489
English Language Learning	171	188	420
Enterprise Learning and Skills	170	165	271
Higher Education	337	336	781
Total sales	1,722	1,754	3,552

Adjusted operating profit
Assessment & Qualifications	170	187	368
Virtual Learning	39	31	66
English Language Learning	(7)	4	50
Enterprise Learning and Skills	43	35	20
Higher Education	(3)	(7)	96
Total adjusted operating profit	242	250	600

1. Comparative amounts have been restated to reflect the move between operating segments.

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

2.     Segment information continued

The following table reconciles the Group's measure of segmental performance, adjusted operating profit, to statutory operating profit:

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Adjusted operating profit	242	250	600
Cost of major reorganisation	-	-	2
Intangible charges	(20)	(20)	(41)
UK pension discretionary increases	-	(5)	(13)
Other net gains and losses	7	(6)	(7)
Property charges	11	-	-
Operating profit	240	219	541

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business but excludes charges for acquired intangibles amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation where relevant, property charges and one-off costs related to the UK pension scheme.

Cost of major reorganisation - In the first half of 2025 and 2024, there were no costs of major reorganisation. In the second half of 2024, there was a release of £2m relating to amounts previously accrued.

Intangible amortisation - These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in the first half of 2025 were £20m compared to a charge of £20m in the equivalent period in 2024.

UK pension discretionary increases - Charges in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such amounts in 2025.

Other net gains and losses - These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year on year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in the first half of 2025 relate to the gain on disposal of a business in our Higher Education division, a fair value gain relating to a previous disposal and  costs relating to prior year acquisitions and disposals. Other net gains and losses in 2024 relate to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate.

Property charges - In 2025, a gain of £11m relates to reversals of impairments of property assets that were previously impaired through property charges. There are no such charges in the first half of 2024.

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major reorganisation programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

2.     Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning and Skills	Higher Education	Total
all figures in £ millions
	2025 half year
Courseware
Products transferred at a point in time	24	-	55	18	75	172
Products and services transferred over time	12	-	4	-	262	278
	36	-	59	18	337	450
Assessments
Products transferred at a point in time	86	-	4	2	-	92
Products and services transferred over time	680	-	91	129	-	900
	766	-	95	131	-	992
Services
Products transferred at a point in time	-	-	8	-	-	8
Products and services transferred over time	-	242	9	21	-	272
	-	242	17	21	-	280

Total sales	802	242	171	170	337	1,722

	2024 half year1
Courseware
Products transferred at a point in time	28	-	60	22	69	179
Products and services transferred over time	9	-	6	-	267	282
	37	-	66	22	336	461
Assessments
Products transferred at a point in time	93	-	3	3	-	99
Products and services transferred over time	681	-	97	120	-	898
	774	-	100	123	-	997
Services
Products transferred at a point in time	-	-	12	-	-	12
Products and services transferred over time	-	254	10	20	-	284
	-	254	22	20	-	296

Total sales	811	254	188	165	336	1,754

1. Comparative amounts have been restated to reflect the move between operating segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

2.     Segment information continued

	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning and Skills	Higher Education	Total
all figures in £ millions
	2024 full year1
Courseware
Products transferred at a point in time	56	-	142	46	185	429
Products and services transferred over time	17	-	13	-	596	626
	73	-	155	46	781	1,055
Assessments
Products transferred at a point in time	184	-	11	5	-	200
Products and services transferred over time	1,334	-	198	179	-	1,711
	1,518	-	209	184	-	1,911
Services
Products transferred at a point in time	-	-	35	-	-	35
Products and services transferred over time	-	489	21	41	-	551
	-	489	56	41	-	586

Total sales	1,591	489	420	271	781	3,552

1. Comparative amounts have been restated to reflect the move between operating segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

3.     Net finance income / costs

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Net finance costs	(22)	(7)	(31)
Net finance income in respect of retirement benefits	(12)	(11)	(21)
Interest on deferred and contingent consideration	-	1	2
Fair value movements on investments held at FVTPL	4	8	11
Net foreign exchange gains	3	-	3
Fair value movements on derivatives	3	(12)	(7)
Interest on provisions for uncertain tax positions	-	-	(2)
Adjusted net finance costs	(24)	(21)	(45)

Analysed as:
Finance costs	(47)	(57)	(112)
Finance income	25	50	81
Net finance costs	(22)	(7)	(31)

Adjusted net finance costs is the finance cost measure used in calculating adjusted earnings. Adjusted net finance costs primarily consists of interest costs related to bonds, the RCF and lease liabilities, partially offset by interest income on cash deposits and lease receivables.

The above table reconciles net finance income to adjusted net finance costs.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as FVTPL and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

4.     Income tax

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Income tax charge	(52)	(54)	(75)
Tax on cost of major reorganisation	-	-	1
Tax on other net gains and losses	1	-	-
Tax on intangible charges	(5)	(5)	(10)
Tax on UK pension discretionary increases	-	(1)	(3)
Tax on other net finance income	1	4	5
Tax amortisation benefit on goodwill and intangibles	1	2	4
State Aid provision release	-	-	(63)
Movement in provision for tax uncertainties	-	-	6
Other tax items	-	-	(1)
Adjusted income tax charge	(54)	(54)	(136)

Adjusted profit before tax	218	229	555

Tax rate reflected in statutory earnings	23.9%	25.5%	14.7%
Tax rate reflected in adjusted earnings	24.5%	23.6%	24.4%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 2). The adjusted tax charged in the period ended 30 June 2025 has been calculated by applying management's best estimate of the weighted average annual effective rate of tax which is expected to apply to the Group for the year ended 31 December 2025 to the adjusted profit before tax for the period ended 30 June 2025. Adjusting items have been tax effected on an item by item basis based on the applicable statutory tax rate in the country to which the item relates.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

The statutory tax charge in the period ended 30 June 2025 is lower than the period ended 30 June 2024 due to an impairment reversal which is not taxable.

The Group is within the scope of the UK legislation in relation to Pillar Two which was effective from 1 January 2024. Based on the most recent forecast financial information available for the constituent entities in the Group, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, including jurisdictions that may not meet the 16% effective tax rate threshold required to qualify for the effective tax rate safe harbour test in FY25. In these jurisdictions,  the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

In the first half of 2025, a repayment of £97m was received from HMRC in respect of State Aid. This repayment is a result of the Court of Justice of the European Union ('CJEU') handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') did not constitute State Aid, thereby resulting in a refund of the £97m of tax paid (plus interest) under the Charging Notices issued by HMRC in 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

5.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Earnings for the period	166	158	435
Non-controlling interest	(2)	(1)	(1)
Earnings attributable to equity shareholders	164	157	434

Weighted average number of shares (millions)	661.5	680.5	673.0
Effect of dilutive share options (millions)	9.2	6.9	11.0
Weighted average number of shares (millions) for diluted earnings	670.7	687.4	684.0

Earnings per share (in pence per share)
Basic	24.8p	23.1p	64.5p
Diluted	24.5p	22.8p	63.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

6.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables users of the accounts to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major reorganisation programmes and certain other items that are also not representative of underlying performance (see notes 2, 3 and 4 for further information and reconciliation to equivalent statutory measures). The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	note	2025	2024	2024
		half year	half year	full year

Adjusted operating profit	2	242	250	600
Adjusted net finance costs	3	(24)	(21)	(45)
Adjusted income tax	4	(54)	(54)	(136)
Non-controlling interest		(2)	(1)	(1)
Adjusted earnings		162	174	418
Weighted average number of shares (millions)		661.5	680.5	673.0
Weighted average number of shares (millions) for diluted earnings		670.7	687.4	684.0
Adjusted earnings per share - basic		24.5p	25.6p	62.1p
Adjusted earnings per share - diluted		24.2p	25.3p	61.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

7.     Dividends

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	110	107	156

The directors are declaring an interim dividend of 7.8p per equity share, payable on 15 September 2025 to shareholders on the register at the close of business on 15 August 2025. This interim dividend, which will absorb an estimated £51m of shareholders' funds, has not been included as a liability as at 30 June 2025.

8.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2025	2024	2024
	half year	half year	full year

Average rate for profits	1.31	1.26	1.28
Period end rate	1.37	1.26	1.25

9.     Non-current intangible assets

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Goodwill	2,285	2,436	2,437
Other intangibles	524	614	589
Non-current intangible assets	2,809	3,050	3,026

There were no significant acquisitions or disposals in the first half of 2025 or 2024.

Other movements in the goodwill balance relate to foreign exchange differences. Other movements in the intangibles balance relate to additions, amortisation and foreign exchange differences.

The Group has assessed its remaining goodwill and intangibles for impairment triggers and concluded that a full goodwill impairment review is not required at 30 June 2025.

The 2024 Annual Report sets out the key assumptions by segment. The discount rate, perpetuity growth rate and other assumptions used in the impairment review, and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2024 Annual Report.

There were no impairments to acquisition related or other intangibles in the first half of 2025 or 2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

10.     Net debt

all figures in £ millions	2025	2024	2024
	half year	half year	full year

Non-current assets
Derivative financial instruments	16	4	20
Trade and other receivables - investment in finance lease	55	73	64
Current assets
Derivative financial instruments	38	55	31
Trade and other receivables - investment in finance lease	19	19	19
Cash and cash equivalents (excluding overdrafts)	347	332	543
Non-current liabilities
Borrowings	(1,426)	(1,300)	(1,157)
Derivative financial instruments	(3)	(3)	(4)
Current liabilities
Borrowings	(62)	(313)	(315)
Derivative financial instruments	(11)	(44)	(54)
Net debt	(1,027)	(1,177)	(853)

Included in borrowings at 30 June 2025 are lease liabilities of £481m (non-current £419m, current £62m). This compares to lease liabilities of £521m (non-current £458m, current £63m) at 30 June 2024 and £517m (non-current £452m, current £65m) at 31 December 2024. The net lease liability at 30 June 2025 after including the investment in finance leases noted above was £407m (2024 half year: £429m, 2024 full year: £434m). Net debt excluding net lease liabilities is £620m (2024 half year: £748m, 2024 full year: £419m).

In 2025, the movement on borrowings from 31 December 2024 primarily reflects the repayment of the €300m bond offset by the drawdown of £300m on the RCF.

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts of £nil (at 30 June 2024: £nil; 31 December 2024: £nil) which are repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

11.     Classification of assets and liabilities measured at fair value

	---Level 1---		Level 2	---Level 3---		Total fair value
all figures in £ millions	FVOCI Investments	FVTPL - Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL- Investments and Other

2025 half year

Investments in listed and unlisted securities	1	-	-	23	102	126
Cash and cash equivalents	-	37	-	-	-	37
Derivative financial instruments	-	-	54	-	-	54
Deferred and contingent consideration	-	-	-	-	12	12
Total financial assets held at fair value	1	37	54	23	114	229

Derivative financial instruments	-	-	(14)	-	-	(14)
Deferred and contingent consideration	-	-	-	-	(1)	(1)
Total financial liabilities held at fair value	-	-	(14)	-	(1)	(15)

2024 half year

Investments in listed and unlisted securities	-	-	-	26	115	141
Cash and cash equivalents	-	42	-	-	-	42
Derivative financial instruments	-	-	59	-	-	59
Deferred and contingent consideration	-	-	-	-	12	12
Total financial assets held at fair value	-	42	59	26	127	254

Derivative financial instruments	-	-	(47)	-	-	(47)
Deferred and contingent consideration	-	-	-	-	(21)	(21)
Total financial liabilities held at fair value		-	(47)	-	(21)	(68)

2024 full year

Investments in listed and unlisted securities	6	-	-	22	113	141
Cash and cash equivalents	-	62	-	-	-	62
Derivative financial instruments	-	-	51	-	-	51
Deferred and contingent consideration	-	-	-	-	12	12
Total financial assets held at fair value	6	62	51	22	125	266

Derivative financial instruments	-	-	(58)	-	-	(58)
Deferred and contingent consideration	-	-	-	-	(1)	(1)
Total financial liabilities held at fair value	-	-	(58)	-	(1)	(59)

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as FVTPL under IFRS 9 with the fair value movements recognised as finance income or cost.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

11.     Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of our investments in unlisted securities are determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed.

Level 3 assets also include the contingent consideration receivable in respect of the sale of the POLS business, which comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years from the disposal date and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The valuation of the contingent consideration has been determined on the basis of a discounted cash flow model, and valued by a third-party specialist. The key inputs into the discounted cash flow model are the estimates of adjusted EBITDA for the 6 year period and the estimate of the valuation of the business thereafter. Reasonably possible changes in assumptions for the inputs into the model would not have a material impact on the carrying value of the contingent consideration, and therefore sensitivities have not been disclosed. The contingent consideration payable in respect of prior year acquisitions is measured as the net present value of the expected cashflows.

The movements in fair values of level 3 financial assets measured at fair value, being principally the investments in unlisted securities and contingent consideration receivable, are shown in the table below. There have been no transfers in classification during 2025. In the second half of 2024, one of the investments held was listed, and therefore the investment of £6m was reclassified out of level 3 and into level 1.

all figures in £ millions	2025	2024	2024
	half year	half year	full year

At beginning of period	147	155	155
Exchange differences - OCI	(9)	1	2
Additions	5	9	9
Disposals and repayments	(1)	-	-
Reclassification out of level 3	-	-	(6)
Fair value movements - Finance costs	(4)	(8)	(11)
Fair value movements - Other net gain and losses	2	-	-
Fair value movements - OCI	(3)	(4)	(2)
At end of period	137	153	147

The movement in the total fair value of the total deferred and contingent consideration payable measured at fair value or amortised cost is shown in the table below. At 30 June 2025, this comprised £16m of consideration measured at amortised cost and £1m measured at fair value.

all figures in £ millions	2025	2024	2024
	half year	half year	full year

At beginning of period	(22)	(57)	(57)
Exchange differences	1	(1)	-
Acquisitions	-	-	(1)
Fair value movements - Income Statement	-	(1)	(2)
Repayments	4	38	38
At end of period	(17)	(21)	(22)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

11.     Classification of assets and liabilities measured at fair value continued

The market value of the Group's bonds is £683m (30 June 2024: £570m; 31 December 2024: £918m) compared to their carrying value of £708m (30 June 2024: £597m; 31 December 2024: £955m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

12.     Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to free cash flow to net debt.

all figures in £ millions	Statutory measure	Cost of major reorganisation	Property charges	Other net gains and losses	UK pension discretionary increases	Intangible charges	Purchase / disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure
			2025 half year
Operating profit	240	-	(11)	(7)	-	20	-	-	-	242	Adjusted operating profit
Net cash generated from operations	188	-	-	9	-	-	(59)	(12)	-	126	Operating cash flow
			2024 half year
Operating profit	219	-	-	6	5	20	-	-	-	250	Adjusted operating profit
Net cash generated from operations	185	5	-	3	-	-	(52)	(12)	-	129	Operating cash flow
			2024 full year
Operating profit	541	(2)	-	7	13	41	-	-	-	600	Adjusted operating profit
Net cash generated from operations	811	8	-	5	-	-	(118)	(46)	2	662	Operating cash flow

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

12.     Cash flows continued

all figures in £ millions	note	2025	2024	2024
		half year	half year	full year

Reconciliation of operating cash flow to closing net debt

Operating cash flow		126	129	662
Tax received / (paid)		35	(69)	(119)
Net finance costs paid		(5)	(28)	(45)
Cost paid for major reorganisation		-	(5)	(8)
Free cash flow		156	27	490
Dividends paid (including to non-controlling interest)		(110)	(107)	(156)
Net movement of funds from operations		46	(80)	334
Acquisitions and disposals		(9)	(54)	(58)
Net equity transactions		(227)	(313)	(351)
Other movements on financial instruments		16	14	(34)
Movement in net debt		(174)	(433)	(109)
Opening net debt		(853)	(744)	(744)
Closing net debt	10	(1,027)	(1,177)	(853)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2025

13.     Contingencies, tax uncertainties and other liabilities

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,372m (£183m) for periods up to 30 June 2025, with additional potential exposure of BRL 46m (£6m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

14.     Related parties

Related party transactions in the six months ended 30 June 2025 were substantially the same in nature to those disclosed in note 36 of the Annual Report and Accounts for the year ended 31 December 2024. All related party transactions are on an arm's length basis. There were no other material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

15.     Events after the balance sheet date

On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP ('eDynamic Learning'), a leading Career and Technical Education (CTE) curriculum solutions provider, having obtained all necessary approvals. This acquisition is aligned to Pearson's strategy, enabling Pearson to scale its position in the fast-growing Early Careers space and broaden capabilities in career-readiness solutions. The total consideration paid is £167m ($225m), plus net working capital adjustments. The net assets acquired will mainly comprise goodwill and intangible assets, expected principally to be customer contracts and content and technology recognised on acquisition. Since the acquisition closed subsequent to the half year date, it has not been reflected in the interim financial statements. Given the proximity of the acquisition to the publication of the half year results, the full valuation exercise has not been completed, and therefore, the financial impact on the Group's balance sheet has not been disclosed, but a provisional purchase price allocation will be included in the financial statements for the year ending 31 December 2025.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standard 34 'Interim Financial Reporting' and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

● An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

● Material related party transactions in the first six months and any material changes in related party transactions described in the 2024 Annual Report.

The directors of Pearson plc are listed in the 2024 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

Arden Hoffman - appointed 1 June 2025

A list of current directors is maintained on the Pearson plc website: www.pearsonplc.com.

By order of the Board

Omar Abbosh

Chief Executive

31 July 2025

Sally Johnson

Chief Financial Officer

31 July 2025

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Independent Review Report on the condensed consolidated interim financial statements

Conclusion

We have been engaged by Pearson plc (the Company) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidate cash flow statement and the explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, "Interim Financial Reporting".

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
31 July 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 August 2025
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary